San Diego Gas & Electric Company

8326 Century Park Court

San Diego, California 92123

June 23, 2020

VIA EDGAR

Laura Nicholson

Special Counsel, Division of Corporation Finance, Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	San Diego Gas & Electric Company

Registration Statement on Form S-3

Filed June 15, 2020

File No. 333-239178

Dear Ms. Nicholson:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of San Diego Gas & Electric Company, respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on Friday, June 26, 2020, or as soon as practicable thereafter.

If you have any questions or require additional information, please contact Michael E. Sullivan, Esq. of Latham & Watkins LLP at (858) 523-3959. Thank you for your assistance and cooperation in this matter.

[Signature Page Follows]

Very truly yours,

SAN DIEGO GAS & ELECTRIC COMPANY

By:	/s/ Bruce A. Folkmann
Bruce A. Folkmann
Senior Vice President, Chief Financial Officer,
Chief Accounting Officer, Controller and Treasurer

cc:	Michael E. Sullivan, Esq.,
Latham & Watkins LLP

[Acceleration Request Letter]